                                                                      Exhibit 10
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Report of the Board of Executive Directors

Trends and strategy

The strategic direction of the Oce Group is closely linked to market and technological developments and to Oce's objectives. This has major organisational consequences.

Oce's operations involve information management and, more specifically, document management activities. In those activities several clear trends can be distinguished. First of all, the output of information will grow very rapidly as a consequence of digital processing and distribution. Although by no means all documents are printed out, the volume growth of printed documents will still amount to some 5% per year over the years ahead. In addition, the use of internet, decentralised printing and the application of advanced technologies will change the way in which documents are distributed and printed and the way in which they are used. The storage and retrieval of electronic documents has also become an essential element in the document management solutions that Oce specialises in.

All of this implies an expansion of activities in the areas of software and services. Specifically for Oce this means that over the next four years the share of services will increase from 63% to 80% of revenues. Despite this, hardware (particularly printers) will always remain a central element in Oce's product offerings and its specific competencies.

In addition to these market developments, technological developments are also of importance to the Oce Group. As a result of the fast pace of digitisation, copying is very quickly being replaced by printing, whilst software developments are the drivers of the principal changes in numerous aspects of document management. Hardware will remain important; however the differentiation in market offerings will be determined by module-based and flexible document management systems.

Colour will become increasingly important. However, the use of colour is still far from mature; significant developments are expected in the next few years. In black-and-white printing growth will mainly continue to take place in high volume cutsheet printing.

The diagram below illustrates the expected growth in the activity areas in which Oce operates and the relative share of these activities in total revenues.

      [Graph: Annual Average Growth Rate in % till 2005 (Europe and USA)]

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Report of the Board of Executive Directors

As a strategic objective Oce seeks to achieve a top-three position in all market segments in which the company is active.

Over the medium term Oce also seeks an annual growth of 10% or more in revenues and income. The aim is to increase profitability in terms of return on total assets and return on equity to a sustainable level of 12% and 18% respectively in 2005. All activities that do not contribute to achieving these objectives will be restructured; however, activities that can make this contribution will receive extra attention in terms of investments and expansion. Alliances and acquisitions will continue to be required so as to meet the objectives.

The Oce business model is based on the company's strategic strengths in technology and market approach. Oce's products are characterised by their reliability, productivity, durability and low total cost of ownership. Via a direct customer approach in sales and services it is possible to anticipate and respond immediately to market needs.

This is the background against which the strategic actions described in the report of the Chairman of the Board of Executive Directors have to be seen. An organisation that is focused on specific market segments will underpin the achievement of the objectives within the framework of the market and technological developments outlined above.

The organisational consequences of the restructuring operation, which will materialise in 2002, are shown in diagram form below.

[GRAPH: Oce organisation with effect from December 2002]

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Finance

                                    [PHOTOS]
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                                    [PHOTO]

                                                                         Support
                                                                  Implementation
                                                                          Design
                                                                        Analysis
                                                                   Investigation
                                                                     Orientation


                                    [PHOTO]



                                    [PHOTO]

Financial review


[PHOTO]


The crucial difference between good and excellent: Oce creates it
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  Report of the Board of Executive Directors


  Results

  Total revenues were (Euro) 3,234 million, equal to the previous financial year. Excluding the effect of exchange rates, revenues decreased by 1%. In the previous year net revenues increased with 14% to (Euro) 3,224 million. Excluding exchange rate effects (8%) and acquisitions (2%) the increase amounted to 4%. In 1999 revenues amounted to (Euro) 2,838 million.

  Operating income went down by 20% to (Euro) 225 million. Last year operating income went up by 14% to (Euro) 282 million (1999: increase 1% to (Euro) 248 million). On a per ordinary share basis net income before exceptional items was 32% lower at (Euro) 1.19 (2000: (Euro) 1.76 and 1999: (Euro) 1.54).
  Expenditure on Research & Development rose by 2% to (Euro) 203 million, which corresponds to 6.3% of total revenues (2000: (Euro) 199 million and 6.2% of total revenues and 1999: (Euro) 167 million, 5.9% of total revenues). Gross capital expenditure on Property, plant and equipment amounted to (Euro) 130 million (2000: (Euro) 114 million and 1999: (Euro) 115 million). An amount of
  (Euro) 115 million (2000: (Euro) 136 million and 1999: (Euro) 124 million) was released from depreciation and disposals.


  In the market for Wide Format Printing Systems revenues rose during the year by 1% to (Euro) 912 million. If acquisitions and exchange rate effects are excluded, revenues were equal to those of the previous year. In 2000 revenues went up by 15% to (Euro) 901 million. Excluding exchange rate effect (9%) and acquisitions (3%) the increase amounted to 3%. Sales of machines were down by 13%. This decrease was due to the postponement of investment decisions by customers. Thanks to the improved range of products for Technical Document Systems Oce was able to retain its leading position and market share. Software and services fully compensated for the decrease in machine sales.

  In Display Graphics, Oce's position has been strengthened by acquisitions, with the result that Oce now occupies a top-three place in the mid-volume and high volume segments.

  In the market for Document Printing Systems revenues declined by 1% to (Euro) 1,529 million. On an autonomous basis revenues were 3% lower than in the previous year. In 2000 revenues went up by 11% to (Euro) 1,551 million. Excluding exchange rate effects (7%) the increase amounted to 4%. In 1999 revenues amounted to (Euro) 1,399 million. Sales of machines were down by 17%. During the year the 100 ppm Oce DPS400 black-and-white printer/copier and the colour printer, the Oce CPS700, were introduced. Sales of the Oce DPS400 were clearly affected by the global slowdown in economic growth. In view of the positive market reception for this machine, its sales are expected to pick up speed in 2002. Sales ofthe Oce CPS700 were still limited as a result of the production start-up.

  In the market for Production Printing Systems revenues grew by 3% to (Euro) 793 million. In 2000 revenues went up by 17% to (Euro) 772 million. Excluding exchange rate effects (8%) and acquisitions (4%) the increase amounted to 5%. Machine sales were 15% lower than in 2000. Strong growth in software and services meant that revenues, after adjustment for acquisitions and exchange rate effects, were equal to those for 2000. In this professional market, too, Oce's position and market share have remained unaffected. In the Printing & Publishing segment Oce's revenues went up by 19% (2000: 50%). In the market for Facility Services revenues increased by 25%. In previous year revenue increased 48%. This increase occurred both in the United States and in Europe.

  Revenues from Imaging Supplies were practically the same as those in the year 2000. The rationalisation and renewal of the product range and of the logistics operations, as described in the previous year's annual report, was successfully continued during the year under review.

  Dividend

  For the 2001 financial year Oce proposes to distribute a dividend of
  (Euro) 0.58 (2000: 0.58 and 1999: (Euro) 0.50) per ordinary share of (Euro)
  0.50 nonominal. This dividend involves an amount of (Euro) 48.8 million (2000:
  (Euro) 49.5 million). If the General Meeting of Shareholders adopts this proposal the final dividend will amount to (Euro) 0.43; the interim dividend amounted to (Euro) 0.15. It is proposed to distribute the final dividend fully in cash. The pay-out ratio amounting to 48.1% of the net income before exceptional items (2000: 33.4% and 1999: 32.4%)

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   is higher than the standard set in our dividend policy. An unchanged dividend per ordinary share is warranted since the Board of Executive Directors takes the view that the lower net income in 2001 is not of a structural nature.

   Prospects

   The results for 2001 were strongly affected by the global slowdown in economic growth. This resulted in the postponement of investment decisions by customers. Oce responded to this by implementing a tight control of operating costs and working capital. In addition a number of important new hardware and software products were introduced over the past financial year. New products are also scheduled for launch in the year ahead. In 2002 Oce will initiate a major restructuring process which will make the organisation link up better with the ongoing digitisation in the markets in which Oce operates. Oce is preparing to benefit immediately from an improvement in economic circumstances. However, such improvement is not expected to occur before the second half of 2002.

   During the first half of 2002 the results are expected to be below those of the corresponding period of 2001. Oce expects that the results in the second half of the year, supported in part by the initial effects of the restructuring operation, will be higher than in the second half of 2001.


                   [Graph: Total revenues X (Euro) million]

   Finance

   Revenues. In 2001 total revenues amounted to (Euro) 3,234 million. On an autonomous basis revenues decreased by 1% (2000: autonomous growth of 4%).

   Revenues from sales amounted to (Euro) 1,836 million, which was 3% down on the previous year. Last year revenues from sales amounted to (Euro) 1,893 million, which was an increase of 15% and in 1999 revenue was (Euro) 1,647 million. Earnings from rental and service rose by 5% to (Euro) 1,272 million (2000: 11% to (Euro) 1,216 million). Interest income from financial leases increased by 8% to (Euro) 125 million (2000: 15% to (Euro) 115 million and in 1999 (Euro) 100 million).

   Facility Services activities currently contribute 11% of revenues, as compared to 9% in 2000 and in 1999 7%. For Imaging Supplies these percentages are 12% in 2001 as well as 12% in 2000. The share of digital in total revenues rose from 51% in 1999 to 54% in 2000 and to 56% in 2001. Calculated as a percentage of total earnings from machines and the related earnings from software and service - i.e. excluding Imaging Supplies - the share of digital increased to 65% of revenues (2000: 63% and 1999: 60%).

   Gross margin. As a percentage of total revenues the gross margin was 40.7% (2000: 41.8% and 42.8% in 1999). The main reasons for this decrease are:

 - the still growing importance of Facility Services in total revenues; Facility Services has a lower gross margin than Oce's other activities, but it also has a different operational cost structure;

 - sales of machines were lower than in 2000. In addition there were product mix effects and some

                  [Graph: Operating income X (Euro) million]
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
   Development of total revenues by           2001                         2000                         1999
   Strategic Business Unit                    total revenues               total revenues               total revenues

                                              x (Euro) million   as%       x (Euro) million   as%       x (Euro) million   as%
   Wide Format Printing Systems                         912          28              901         28                782         28
   Document Printing Systems                          1,529          47            l,551         48              1,399         49
   Production Printing Systems                          793          25              772         24                657         23
                                              -------------      ------    -------------      -----     --------------     ------
   Total                                              3,234         100            3,224        100              2,838        100

   Total revenues by                          2001                         2000                         1999
   geographical areas                         total revenues               total revenues               total revenues

                                              x (Euro) million   as%       x (Euro) million   as%       x (Euro) million   as%
   Germany                                              392          12              405         13                383         13
   Netherlands                                          279           9              260          8                219          8
   United Kingdom                                       219           7              219          7                210          7
   France                                               220           7              220          7                213          8
   Rest of Europe                                       568          17              595         18                582         21
   United States                                      1,333          41            1,287         40              1,049         37
   Rest of the world                                    223           7              238          7                182          6
                                              -------------      ------    -------------      -----     --------------     ------
   Total                                              3,234         100            3,224        100              2,838        100

   pressure on prices. In the fourth quarter the positive influence of the new products clearly showed through in the gross margin.

   The net effect of exchange rates and the hedging policy that was pursued was positive.

   The average interest realised on the lease portfolio amounted to 10.7% (2000:
   10.5% and 1999: 14.8%). In the financial lease contracts the interest percentage is fixed for the entire duration of the contracts.

                [Graph Operating income as % of total revenues]

   Operating income. Operating income decreased by 20% to (Euro) 225 million (2000: increased by 14% to (Euro) 282 million and amounted in 1999 (Euro) 248 million). This is equivalent to 6.9% of total revenues (2000: 8.8% and 1999:
   8.7%) and corresponds to 7.1% of the average balance sheet total (2000: 9.1% and 1999: 9.0%).

   Research & Development. (R&D) Expenditure on R&D rose to (Euro) 203 million (2000: (Euro) 199 million and 1999: (Euro) 167 million), which corresponds to 6.3% of total revenues (2000: 6.2% and 1999 5.9%). In 2001 a repayment liability in respect of development credits was added to R&D expenditure

                [Graph Research & Development x (Euro) million]

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Report of the Board of Executive Directors


for the colour printer launched during the year ((Euro) 2.3 million). In 2000 no repayment liability is respect of development credits was added to R&D expenses. Further repayment liabilities are dependent on the success of this colour printer.

General administrative and selling expenses. The general administrative and selling expenses increased from (Euro) 877 million in 2000 to (Euro) 893 million (+ 1.8%). In 2000 these costs increased by 5% compared with 1999. Expressed as a percentage of total revenues these expenses rose to 27.6% (2000: 27.2% and 1999:
27.9%). On an autonomous basis these expenses remained constant thanks to tight cost control.

Financial expense (net). Financial expense (net) - the balance of interest paid and other interest received - rose from (Euro) 61 million in 2000 to (Euro) 69 million in 2001. Based on an average interest rate of 5.65% (2000: 5.30% and 1999: 5.10%) the average interest-bearing capital decreased by (Euro) 23 million to (Euro) 1,161 million. In previous year the average interest bearing capital rose by (Euro) 53 million to (Euro) 1,184 million. The increase in the interest charges is largely attributable to the effects of using derivatives.

Interest income from financial leases amounted to (Euro) 125 million in 2001 (2000: (Euro) 115 million and 1999: (Euro) 100 million).

Income taxes. The average taxation charge amounted to 31.1% (2000: 30.3% and 1999: 29.0%). A further increase in the tax charge is expected in the years ahead.

Net income. Net income from ordinary activities fell by 31% to (Euro) 105 million; this corresponds to 11.1% of the average shareholders' equity (2000:
(Euro) 152 million and 16.8% and 1999: (Euro) 132 million and 17.1%). As a percentage of total revenues, net income before exceptional items amounted to 3.2% (2000: 4.7% and 1999: 4.6%). Basic earnings per share, calculated on the basis of the average number of ordinary shares outstanding, decreased by 32% to
(Euro) 1.19 (2000: increase by 14% to (Euro) 1.76 and in 1999 before extra ordinary items 1% to (Euro) 1.54). After exceptional items of (Euro) 95 million, net income decreased to (Euro) 10 million. The net income attributable to the holders of ordinary shares, i.e. after deduction of the dividend on financing preference shares, decreased to (Euro) 7 million, in 2000 an increase to (Euro) 148 million and in 1999 after exceptional items the amount was (Euro) 73 million.

Commercial and financial activities

In 2001 Oce's activities were again characterised by a combination of commercial and financial services, each with their own income profile and balance sheet characteristics.

In assessing the financial position of the company as a whole, a distinction must be made between these two types of activities. The revenue from financial activities is formed by the interest from financial leases. The costs comprise the costs of financing the lease portfolio and the administrative and selling expenses. Where the financial activities are financed from interest-bearing capital, it has been assumed that this has been done fully on a fixed-interest basis.

The costs of financing are then allocated on the basis of the average amount of fixed interest-bearing capital. For the administrative and selling expenses, including provisions for doubtful debtors, a cost level has been applied which corresponds to that of external captive lease companies with similar activities. After expiry of the lease contracts the machines, provided they have not been written off in full, are transferred to the commercial activities at their residual book value. For the financing of the financial activities a ratio of
0.15 between the equity and the balance sheet total is used. This ratio is likewise derived from captive companies in the financial services industry which publish their own annual accounts. The remaining part of the equity is allocated to the commercial activities.

The table on the next page gives a breakdown of the salient financial figures for the two company activities.

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Report of the Board of Executive Directors


                                                                   2001           2000    x (Euro) million
   Commercial
   Revenues                                                        3,109         3,109
   Gross margin                                                    1,192         1,234
   Operating income                                                  135           200
   Financial expense (net)                                            17            13
   Result before taxation                                            118           187
   Income taxes                                                       37            57
   Result after taxation                                              81           130
   Net income*                                                        79           128

   Shareholders' equity                                              732           809
   Minority interest                                                  41            42
                                                                 -------      --------
   Group equity                                                      773           851
   Interest-bearing liabilities                                      254           200
   Provisions and other liabilities                                  925           905
                                                                 -------      --------
   Balance sheet total                                             1,952         1,956

   Ratios
   Operating income as % of average balance sheet total              6.8          10.5    per cent
   Net income as % of average shareholders' equity                  10.2          17.4
   Shareholders' equity as % of balance sheet total                 37.5          41.4

   Financial
   Interest from financial leases                                    125           115
   General administrative and selling expenses                        35            32
   Financial expense (net)                                            52            48
   Result before taxation                                             38            35
   Income taxes                                                       12            11
   Result after taxation                                              26            24

   Shareholders' equity                                              176           180
   Interest-bearing and other liabilities                          1,000         1,019
                                                                 -------      --------

   Balance sheet total                                             1,176         1,199

   Ratios

   Operating income as % of average balance sheet total              7.5           7.4    per cent
   Net income as % of average shareholders' equity                  14.7          14.3
   Shareholders' equity as % of balance sheet total                 15.0          15.0

*  Based on figures before exceptional items.

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
   Geographical spread of assets     2001                          2000

                                     x (Euro) million    as %      x (Euro) million    as %
   Germany                                        538         17               498          15
   Netherlands                                    586         19               609          19
   United Kingdom                                 262          8               257           8
   France                                         201          6               183           6
   Rest of Europe                                 422         14               439          14
   United States                                1,000         32             1,087          34
   Rest of the world                              119          4               143           4
                                     ----------------  ---------   ---------------    --------
   Total                                        3,128        100             3,216         100

   Use of funds and finance

   Gross capital expenditure. In 2001 Oce's gross capital expenditure on Property, plant and equipment amounted to (Euro) 130 million (2000: (Euro) 114 million). An amount of (Euro) 115 million (2000: (Euro) 136 million) was released from depreciation and disposals.

   Rental equipment and financial lease receivables. The book value of rental equipment decreased by (Euro) 54 million to (Euro) 179 million (a decrease of 23%). In previous year the book value of rental equipment decreased by (Euro) 24 million to (Euro) 233 million (a decrease of 9%). The capitalised value of financial lease receivables (including short term accounts receivable) decreased from (Euro) 1,175 million in 2000 to (Euro) 1,153 million (a decrease of 2% and in 2000 an increase of 15%). The aggregate value of rental equipment and financial lease receivables decreased by 5% and represented 42.6% of the balance sheet total (2000: increase of 10% to 43.8%). The balance sheet value of rental equipment is calculated on the basis of the all-in costs, less depreciation. Financial lease receivables are valued at the net present value of the contracted lease instalments plus the residual value.

   Interest-bearing capital. At the 2001 year end the interest-bearing capital amounted to (Euro) 1,141 million (2000 year end: (Euro) 1,220 million and 1999: (Euro) 1,187 million). Of this amount, (Euro) 754 million (66%) (2000:
   (Euro) 854 million (70%) and 1999: (Euro) 884 million) had been taken out over the long term.

   Group equity. Group equity decreased to (Euro) 949 million (2000: (Euro) 1,031 million and 1999: (Euro) 860 million). This decrease was the result of distribution of dividend charged to General reserve (- (Euro) 42 million), foreign currency translations (- (Euro) 21 million), conversion of debentures (+ (Euro) 6 million), purchase of shares in the company (- (Euro) 24 million) and other movements (- (Euro) 1 million). Group equity as a percentage of the balance sheet total amounted to 30.4% (2000: 32.1% and 1999: 29.0%).The ratio between interest-bearing borrowings and Group equity was 120:100 (2000:
   118:100 and 1999: 138:100).

   The shareholders' equity per ordinary share, calculated on the basis of the average number of ordinary shares outstanding at the end of the financial year, amounted to (Euro) 10.13 (2000: (Euro) 10.91 and 1999: (Euro) 9.14).

                  [Graph Rentals and leases X (Euro) million]

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
     Statement of cash flow*                                            2001            2000         x (Euro) million
     Cash flow from operations                                              348              39
     Cash flow from investment activities                                  -175             -58
                                                                      ---------     -----------
     Free cash flow (before dividends and financing activities)             173             -19

     Financing activities and dividends                                    -147               9
     Exchange rate effects                                                   -7             - 6
                                                                      ---------     -----------
     Change in cash                                                          19             -16

*    For details see pages 60 and 61.

     Cash flow. The cash flow from operational activities amounted to (Euro) 348 million and improved strongly by (Euro) 309 million compared to the previous financial year. In 2000 the cash flow from operational activities amounted to a positive (Euro) 39 million and in 1999 (Euro) 53 million positive.

     This improvement was the net result of the decrease in net income, lower trade creditors and movements in other working capital items on the one hand, and of lower (net) investments in rental machines and of the significantly lower levels of stocks and debtors on the other. The measures taken to reduce stocks clearly made themselves felt. Financial lease receivables were also lower.

     The cash flow for investment activities amounted to (Euro) 175 million, which was considerably higher than in the preceding year (2000: (Euro) 58 million and (Euro) 90 million in 1999). This development is due to acquisitions ((Euro) 37 million), investments in intangible assets and in property, plant and equipment and other investments ((Euro) 54 million) and fewer disposals of fixed assets ((Euro) 26 million). In 2000 investment activities required a cash outflow of (Euro) 58 million which is (Euro) 53 million less compared with 1999. This development is caused by lower needs for acquisitions while the proceeds from sales of property increased with
     (Euro) 15 million. The cash flow from financing activities amounted to
     (Euro) 147 million negative. In 2000 the needs of the financing activities were decreasing with (Euro) 54 million from (Euro) 60 to (Euro) 9 million as the repayment of long term debt was approximately (Euro) 47 million higher than the proceeds from newly acquired long term debt.

     Long term debt was substantially reduced compared to the previous year. The increase in short term loans was less than in the previous financial year. Purchase of the company's own shares to cover commitments under the stock option plan involved a cash outflow of (Euro) 24 million. The dividend paid in cash was (Euro) 37 million higher than in the previous year, mainly as a consequence of terminating the optional dividend in 2001.

           [Graph Cash flow and basic earnings per share amounts in euro per (Euro) 0.50 ordinary share]

  [Graph; Dividend per share amounts in euro per (Euro) 0.50 ordinary share]

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Report of the Board of Executive Directors


                                             2001       2000      x(Euro)million

Investments in:
Property, plant and equipment (net)               107          65
Intangible fixed assets                            43           -
Rental equipment (net)                             50          80
New financial lease receivables                   438         520
                                             --------   ---------
Total                                             638         665

Credit facilities. At the end of the financial year a total of (Euro)892 million (2000: (Euro)906 million and in 1999: (Euro)702 million) of unused credit facilities were available to the Oce Group, which are in the form of multi-year stand-by credit contracts.


Financial leases


In the markets in which Oce operates, financing is an essential component of the product offering. Oce offers the possibility of financial leasing and can therefore be regarded as a one stop supplier. The company offers financing via lease programmes comprising a wide range of choices.

Oce's strength lies in the combination of leasing and possible remarketing after expiry of the contract. For this purpose the company operates remanufacturing programmes which extend the technical and economic lifetimes of its machines.


Outsourcing of lease activities. Financing via lease programmes is a very important marketing instrument for Oce and will remain so. In addition, this activity generates a stable and profitable flow of interest income and provides fiscal financing benefits.

However, it makes a high demand on capital; its balance sheet value represents approximately 40% of the total assets. Besides, the return on these assets
(ROA), although stable, is below the return that Oce seeks to achieve. Furthermore, financing is not one of Oce's core competencies. For these reasons it has been decided that the announced study into the possibilities for transferring the lease portfolios to an external lease company should not be limited to the smaller countries.

The study, which was conducted in 2001, showed that the services provided by potential partners are in line with what Oce wants to offer its customers, such as a fast settlement of contracts and administrative processes. In addition, thanks to their specialisation and economies of scale, the partners can provide additional benefits, such as the development of systems and improved access to the capital market. Oce has therefore decided that the bigger countries will also be included in these developments.

At the end of 2001 Oce signed an agreement with Telia Finans AB for the provision of private label leases for the Scandinavian market. A Letter of Intent has been effectuated with De Lage Landen International B.V. relating to cooperation in the form of a joint venture in a number of important European countries.

The further details of these partnership agreements will be worked out during the forthcoming financial year. The parties intend to start the cooperation with customers that sign new leases. The basic principle is that the relationship with customers will not be disrupted. After the start-up phase the existing portfolio will, where possible, also be transferred. In Europe this cooperation will be structured further over the next two years.

                      [GRAPH: Investments X (Euro)million]

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Report of the Board of Executive Directors

As regards the portfolio in North America and the rest of the world the experiences gained in Europe will serve as a guidance for actions to be taken.

The financial resources that are released due to the outsourcing of the lease portfolios will be used in part to reduce external funding. In addition, the expansion of Oce's commercial activities will be financed from those proceeds.

The financial consequences of the above measures will depend on the speed with which they are implemented and on the utilisation of the resources that are released. However, there will be substantially lower income from interest, but also lower interest costs and other charges linked to financial lease activities. On balance the income from financial leasing will decrease. Initially this will possibly lead to a temporary decrease in earnings per share. The longer term influence will depend on how the released financial resources are utilised. The return on capital invested will, however, show a structural increase as a result of the outsourcing of the lease portfolio.


Accounting. The lease programmes that are available on the market can be split into financial leases and operational leases. The latter type are also referred to as rentals. In the case of financial leases the economic risk passes to the customer. The duration of these lease contracts is three to six years and is usually nearly equal to and sometimes even longer than the depreciation period applicable to the relevant machines. As a result, the residual value risk is limited.

At the moment when the financial lease contract is signed, the selling price of the machine is recorded as revenue in the form of the net present value of the financial lease instalments. During the contract period the interest income is booked as revenue. Revenues from maintenance and service are accounted for separately.

Machines for which an operational lease contract has been concluded are rented to customers for durations of, normally, one to three years. The rental instalments from these contracts are included in the revenue for the reporting period in which they fall due. The rental instalments cover the cost of use, servicing and interest.

In 2001 51% (2000: 50% and 1999: 48%) of all direct sales of machines were installed on the basis of financial leases. In Document Printing Systems this percentage was considerably higher than in Wide Format Printing Systems and Production Printing Systems.

Interest income from financial leases went up by 8% to (Euro)125 million (2000:
(Euro)115 million and 1999: 100 million)).

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                              [Photos & Graphics]




                                                         Storage & Retrieval
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          Operational developments by market segment


[Photo]



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Report of the Board of Executive Directors

Oce's activities in 2001 can be subdivided into the following market segments:

Wide Format Printing Systems

Document Printing Systems

Production Printing Systems

Facility Services

Imaging Supplies

This organisational subdivision was still in place during the entire year under review and will therefore be used in this report.

The revenues of Facility Services and Imaging Supplies are included in the revenues of the three Strategic Business Units: Wide Format Printing Systems, Document Printing Systems and Production Printing Systems.

Wide Format Printing Systems

The Strategic Business Unit Wide Format Printing Systems comprises two business groups, i.e. Technical Document Systems and Display Graphics.

Oce's position in the Technical Document Systems segment Especially for technical printing environments Oce supplies a range of wide format printers, scanners, software, supplies and services for the printing and reproduction of big drawings, mainly in black-and-white but to an increasing extent also in colour. In this environment Oce is market leader, offering a complete range of hardware, software and services.

The machines, which have been almost solely digital for some time now, are principally used in industrial companies, mechanical engineering works, construction companies, architectural offices, public utilities and governments.

Many Oce machines can also be found in specialised printshops (job printers), which are increasingly handling the printing activities for businesses. Since the introduction of the Oce 9800 high volume wide format printer/copier in 1995, Oce has steadily strengthened its leading position in this market. Job printers have further expanded their services by offering scanning and poster printing. The growing use of internet provides job printers with the infrastructure to extend their customer base further. For the past few years job printers have been offering their customers the possibility of using Oce Repro Desk software to prepare and check print assignments which are then sent to them via internet.

Oce is able, by means of regular updates and expanded software versions, to protect the relatively high investments made by the customer and thus keep the cost of ownership at a competitive level.

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Market developments The need for new products, particularly for software to control the hardware, increased sharply during the year under review. As ever more sophisticated programs became available for such tasks as printing and distribution management, archiving and document management, the need for consultancy also increased. The growing importance of internet has brought a rapid increase in the need for special software for the remote access of Oce printers via internet to transmit print assignments; the software that Oce supplies for these applications links up well with that need. In addition, numerous organisations are in the process of converting collections of drawings into a digital archive. Oce's software and services for the scanning of analogue documents and the management of digital documents provide the ideal solution.

The job printing segment is also continuing to grow, partly due to an outsourcing trend in big companies, in which printing does not form one of the primary processes. In these cases Oce is eminently able to provide its customers with the instruments they need to optimise their revenues and margins.

Although the printing volume of technical documents is still chiefly in black-and-white, the share of colour is growing. In a number of specialist applications (such as drawings of energy networks or circuit boards) colour has become highly functional. In many organisations, therefore, Oce's wide format black-and-white and colour printers are used in combination with each other.

Oce in 2001 Oce further reinforced its leading position during the year under review. However, the market conditions were not easy. A weakening economy immediately translates into a lower level of activity in technical printing environments and into the postponement of investment decisions. Although Oce experienced stagnation in its own growth, its market position has been strengthened, particularly thanks to the strength of the renewed range. Once again Oce was awarded a number of prestigious prizes in recognition of the outstanding properties of its new machines and software.

Oce's market share in Japan, though still relatively small, is of great strategic value. The market has very great potential and with a view to the ultimate recovery of the Japanese economy it is important in all respects to invest in the further `japanisation' of the wide format range.

With the Oce TDS 400, Oce TDS 600 and Oce TDS 800, a range that comprises a new machine (the Oce TDS 600) and two highly updated machines, Oce put a timely and very complete family of products on the technical printing market during the year under review. The new systems are characterised by an improved print quality, higher productivity and wider deployability, thanks to new possibilities for linking up with the internet. The software and service relating to the machines have also been expanded and updated, as has the range of supplies.

Oce has strengthened its position in this segment through the further development of Oce Engineering Exec, a family of software applications for the digital archiving, retrieval, distribution and printing of technical documents. In this area, too, the activities of Oce Facility Services are steadily expanding further.

Oce's position in the Display Graphics segment Oce decided several years ago to enter this highly promising market in a forceful manner. Applications are mainly to be found in advertising, the building of displays and professional digital photography. Oce refers to this segment as Display Graphics.

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Market developments. The development of wide format inkjet technology has also had major consequences in the printing industry segment. This technology enables the cost-effective production of wide format graphic illustrations in small print-runs, since it eliminates the need for the costly print preparation stages that are required in traditional technologies such as offset and silkscreen printing.

The use of colour in advertising is growing fast, also because of the growth in the available possibilities, and supply is keeping pace with that demand. This area of activities has a very high potential.

Oce in 2001. Oce is vigorously working on the development of Display Graphics and is doing this successfully, despite the fact that the market profile differs from that of Oce's other markets in terms of players, technology and dynamics. In June 2001 Oce acquired the business Espace Graphic in France, the most important distributor of wide format printers, peripherals and supplies in this market.

At the beginning of November 2001 Oce announced the acquisition of the Professional Imaging Division of Gretag Imaging Group Inc. This acquisition was completed early in December. Gretag Professional Imaging Division owns various businesses, including Raster Graphics and Onyx Graphics. This acquisition also brings Oce an important series of inkjet printers and software for image processing and workflow management, as well as direct sales organisations in the United States, the United Kingdom and Germany. Oce sees these acquisitions as a crucial step towards substantially speeding up the growth tempo in this strategically important segment. Following these acquisitions, Oce occupies a top-three position in the mid-and high volume segments.

Document Printing Systems

Oce's position in the market for Document Printing Systems. Oce can boast more than thirty years of experience in office environments, especially with products that are designed for intensive use. Oce's greatest strength lies in the productivity and reliability of machines which produce large numbers of prints but in which simplicity of operation is given high priority. Oce offers added value in these products via volume concentration, system integration and integral document management. The office market offers a huge potential for Oce's concepts and products. The competitive playing field reveals a very mixed picture. As regards machines that are aimed at the lower and medium volumes there are various suppliers who, as a result of over-supply, mainly compete on price. In the higher segments (more than 50,000 prints per printer per month) the number of suppliers is limited. The user environments are central repro departments and producers of office documents.

Market developments. In the lower volume segments the equipment is seen more and more as a commodity, which is leading to sharp price erosion. Oce is responding to this by shifting the emphasis increasingly towards the higher volumes; here the related software and services offer higher added value. As a result of this shift in emphasis, the intensive attention that Oce has devoted to the development of software and the training of specialists will yield the desired effect. In the meantime, especially in the office market, there has been a strong increase in interest for the use of colour in documents. Customers today are asking for cost-efficient full colour printing and copying.

Oce in 2001. In a market that is dictated more and more by price considerations, Oce has changed course and moved towards a vertical market approach. It is possible to make a clear distinction between customer categories, such as industry, government, education and banks/insurance companies.

Oce's guiding principle is customer intimacy, in contrast to the more technology-led product approach. Approaching the problems on the basis of the customer-specific document processes means

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that software and consultancy play a more important role.

The strength of Oce's solutions is based on the combination of machines, software, supplies and services. Operationally, Oce takes care of the maintenance and management of document management systems. Oce therefore retains a direct sales and service channel, as this is the only way to ensure optimum feedback from the customer to R&D. In a few cases Oce opts for indirect sales, particularly where the distance from Oce locations is so big that the response time would become too long. In the United States, for instance, Oce has been working together for quite some time with the IKON dealership organisation. During the year under review Oce also concluded contracts with seven other distributors in the United States and Canada. This has extended the coverage in 38 states in the United States and Canada. The intention is that this network will be further extended in the years ahead.

During the year under review Oce launched two important new machines: the Oce DPS400 printer/copier and the Oce CPS700 colour printer/copier. Both machines are based on Oce's own advanced technology. This relates to both the hardware and the software.

The Oce DPS400 is a 100 ppm cutsheet black-and-white printer for use in high volume environments. It is a flexible and user-friendly machine, complete with a high speed scanner, which can process both originals and print jobs rapidly and in random order via the network. The system is suitable for central repro departments, where it can very productively and easily process both conventional copy assignments and digital documents. The Oce DPS400 is of modular design and its functionality is constantly being expanded via new software releases. The Oce DPS400 was well received by the market. However, the number of placements of this machine was adversely affected by the slowdown in economic growth.

The Oce CPS700, Oce's colour printer/copier based on the company's own, highly advanced technology, also met with a very good reception. The first machines were shipped to market in September 2001, after a series of machines installed on trial with highly demanding customers had already produced exceptional performances.

Because of the special way in which the image is formed using seven basic colours, the picture and colour quality of all prints is always exactly the same, also for big print-runs and for repeated prints and at a constant high speed, irrespective of the material to be printed on.

The productivity of the Oce CPS700 is much higher than that of conventional colour machines with a higher speed. In addition, the Oce CPS700 technology offers great advantages compared to traditional offset printing. Offset is characterised by high preparation costs for variable printing work, lengthy retooling times and waiting times during the printing of fully filled areas, whilst printing on plastics is very expensive. The Oce CPS700 technology therefore represents a breakthrough in terms of productivity for these applications in the printing industry market. Although the machine can also be used as a copier, expectations are that it will mainly be used as a printer.

Oce's first fully digital printer/copier product family for the office, the Oce 31x5, continues to sell well. However, this is taking place in environments in which the competition is also strong. In the meantime Oce has made good progress with preparations for higher-speed successors to this machine.

The Oce 31x5 series, together with the Oce DPS400 and part of the Oce Demandstream series (mainly used in production printing environments), forms the cornerstone of Oce's document management approach. The concepts for this approach are supplied and implemented by Oce's system specialists, who represent the added value that Oce provides alongside the know-how that is incorporated in its machines and software.

Oce supplies a large number of software products, such as Oce Doc Works, Oce Com Works, Oce Find Logic, Oce Intra Logic, Oce Scan Logic and Oce Office Exec. Oce Office Exec was brought to market in the United States in 2001. In 2002 this program will also be sold in Europe.

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Production Printing Systems

The Strategic Business Unit Production Printing Systems consists of two business groups: Electronic Production Printing and Printing & Publishing.

Oce's position in the market segment for Electronic Production Printing For printing environments, which set high demands and in which many prints are continuously produced, Oce supplies printers that meet the highest requirements in terms of speed, quality, reliability, productivity, flexibility and stability. Printers of this type are deployed in such areas as big central repro departments and in EDP environments, specifically those of banks and insurance companies, energy suppliers and telecom providers, which produce large numbers of statements of account, policies and invoices day after day. Other major users are direct mail businesses.

World-wide, Oce has a share of over 22% in this segment, which makes it one of the three most important suppliers, not only thanks to the quality and robustness of its machines but also because they can operate in a great many different environments. This is also attributable to the software which has been specially developed for such applications and which handles input management, the processing and organisation of documents, output management and the archiving of print data. At an early stage software applications were developed that enable data flows from various competing systems, including those that are self-contained, to be printed on Oce machines.

Almost without exception, the machines that are supplied to this market are also coupled to other hardware, either for the feeding in of plain or pre-printed paper or for the further finishing of the prints. Thanks to the modular construction of the machines it is possible to keep them up-to-date by means of various upgrades and new software releases. In this way Oce protects the customer's substantial investments in equipment of this type. Oce offers a complete and competitive range of services, such as consulting, training and customer support.

Oce occupies a leading position in the field of character recognition technology. Its RecoStar character recognition software is regarded as a first-rate solution for use in the high volume segment (passports/bank cheques).

Market developments. The volume in the segment for Electronic Production Printing is still growing and is being accompanied by an ever greater concentration of print volume on fewer, but much higher capacity machines. This trend works to Oce's advantage. However, this is a market in which the number of customers is steadily decreasing as a result of mergers and acquisitions. Expectations are that the availability of alternative forms of communication (such as electronic banking) and the broad thrust to boost efficiency will ultimately also lead to a decrease in the use of paper in this segment. The competitive position of Oce as one of the leading players was once again strengthened in 2001, despite the decline in machine sales. The slowdown in economic growth had a clear impact on this segment. Due to the reluctance by companies to make major investments, the number of new machines sold declined substantially in 2001. To a large extent, however, total revenues are determined by the continuous flow of income generated by the installed population of machines. Oce's market share remained stable. Oce sees great potential in sophisticated document management solutions. At the moment some 10% of the information available world-wide is stored in structured databases. The remaining 90% can be accessed and rationalised using the solutions offered by Oce, after which it will form an extensive knowledge base for the customer.

A comparatively new development in this segment is the use of spot or support colour. This feature has been available since 2000 on all high-volume Oce printers. In the meantime the range of standard colours has been considerably extended, so that users can now even produce their own house-style colour in prints with the aid of the Custom-Tone system. Widespread interest exists for this unique Oce technology. Although the trend towards the increased use of colour has also become an established fact in production printing, price considerations mean that it will still take a while before full colour also makes its entry into this market. Oce is therefore focusing initially on an

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optimisation of its black-and-white range. In the meantime Oce continues to develop techniques for multi-colour printing at high speeds.

Oce in 2001 At the end of the year under review Oce launched two major innovations in the Oce Pagestream/Demandstream series: a resolution of 600 dpi at full capacity operation and automatic adaptation of the print quality to a resolution of 240, 300 or 600 dpi. This latter feature makes it possible for data flows with differing resolutions to be processed without operator intervention. In practice this yields substantial time savings. During the course of the year various new software releases in the extensive Oce PRISMA server family were issued.

In 2001 Oce introduced the Triplex configuration of three series-switched Oce Pagestream printers, which allows full-speed, single-pass duplex printing together with spot colour.

In a market in which high demands are made on the printing process and in which the document flow process and the document finishing process have also become extremely complex, expert support is of great value. Oce has a large number of specialists who can translate the customer's problems and needs into a tailor-made printing system configuration. Their expertise is also incorporated in the successful Oce PRISMA Audit product, an extensive software system which can be used to create a complete print production facility. Oce identifies the system integration which best fits in with the customer's individual wishes and needs.

Oce's position in the Printing & Publishing segment. The special qualities of Oce's high-speed printers - their print quality, connectivity and the way they can be controlled flawlessly from within networks - make them eminently suitable for digital printing in small print-runs. For many years Oce printers have been used for printing documents which are regularly changed, such as manuals and catalogues. These are stored in electronic form and kept updated until the moment when they are required in printed form, usually in a small print-run. In 1996 Oce started out on a targeted development of this application area by marketing complete solutions based on specialised machine configurations and software applications developed in-house. For Oce this represented a substantial step forward into a new area which had traditionally formed part of the (offset) printing market. Over the past five years Oce has extended this working area to include the printing of books in small print-runs and, during 2001, also the printing of (international editions of) newspapers. In cooperation with MAN Roland, Oce also supplies digital colour printing equipment. On the basis of its (information) technology in the printing industry sector Oce has built a clear market position during the year under review, particularly in the segments that are less suitable for offset due to the required speed of document make-up and the small print-runs.

Market developments. The printing industry sector is about to start experiencing a strong digital development, though the high-volume segments will continue to be dominated by the traditional techniques. The market for electronic printing has a bright future, as is underlined by the fact that suppliers of conventional printing presses are also putting out feelers in this segment. The key to success, however, is the combination of the hardware with specialised software and a perfect link-up with the finishing equipment. Oce has done a great deal of work in this area.

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 Oce in 2001. The software that Oce has developed specifically for these applications within the Oce PRISMA family was further expanded and improved during 2001. This software is mainly used in combination with printers from the Oce Demandstream/Pagestream series. It enables users to optimise both the document make-up process and the control over the printing and finishing process. Demand for the more commonly used printing applications is showing distinct growth, and this was also reflected in the sales of machines and software.

 Several years ago, in 1999, various publishing houses embarked on the electronic printing of small series of books in a limited print-run. The costs of an initial (limited) edition, possibly followed by smaller reprint runs, are substantially lower than those of conventional offset printing. There is also a gain in speed: the page body of a 200-page book can normally be printed, folded and cut to size within a couple of minutes.

 During the year under review Oce presented successful new software for this market. A critical success factor in these new market areas is the ability to work closely together with parties which handle both the preparatory work and the finishing work involved in electronic printing. In many instances this relates to a joint development of new applications that strengthen the position of all the players in this market.

 The annual Oce Open House in Poing (Germany) comprised a display of the products of various suppliers who, in combination with Oce products, offer complete solutions for this sector.

 A new activity in 2001 was the launch of the electronic printing of newspapers in tabloid format. Thanks to this application newspapers that are published in Europe can also be made available almost simultaneously in limited print-runs for readers in more remote areas of the world. Electronic printing is in such cases an economic alternative for physical despatch, which is usually accompanied by high transport costs and considerable delays. The electronic newspaper is hardly distinguishable from the original. To ensure that this opportunity is efficiently exploited, Oce has initiated a series of strategic partnerships with printers/printshops which have the required equipment. In the year under review four such cooperation agreements were concluded, in London, New York, Johannesburg and Melbourne. In the new year these are expected to be joined by a great many more.

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  Facility Services

  Facility Services is the fastest growing activity within Oce. The term indicates a form of out-sourcing in which the customer, usually a big organisation, transfers all its activities in the area of printing and copying management as well as document management to Oce. In most cases Oce also takes over the relevant employees within these organisations as well as their production resources. Facility Services is not only a marketing and sales concept, but more than anything a standardised method used by Oce to approach its customers. This approach, known as the Solution Delivery Process, comprises the following stages:

- Consultancy: analysis of the document process, including recommendations for improvements;

- Design: developing a system that offers the best solution for the customer;

- Implementation: system integration, training and education;

- Support: maintenance, but also taking over responsibility for the document management process from the customer.

  Via Facility Services Oce offers its customers the possibility of concentrating fully on their own core activity. At the same time customers can benefit, without having to invest in this themselves, from the processing and technical improvements that Oce can implement in the area of document management.

  A good example of the strength of the Facility Services concept is the contract that was concluded this year with Rolls-Royce. Particularly the provision of services for the management and distribution of technical drawings in the engineering process for new aircraft engines can be described as state-of-the-art document management.

  Oce's position in the market for Facility Services. Customers are found both in the profit and the non-profit sector. In Europe the bulk of the business is in industry, education and government; in the United States it is chiefly in the financial services sector. In this extensive and still strongly growing market Oce has quickly built up a strong position. In Europe Oce is a top player in the Netherlands, Italy, France, the United Kingdom, Germany and Belgium.

  In November 2001 Oce acquired Practical Print Solutions Ltd. This company is active in the United Kingdom in the area of print procurement and print management and has developed unique software programs for this work.

  In the United States Oce operates under the name Archer Management Services. Although the activities in the United States still largely comprise the full range of mailroom activities, one of the strong distinguishing features of Oce in that market, too, is the focus on document management as an integrated process.

  Market developments. The growth trend in the market continued unabated during the year under review, both in the United States and in Europe. Whilst the market grew on average by around 20%, Oce showed growth of approximately 25% compared to 2000. For large, globally operating businesses the management and control of the total document flow is an important area of attention. They are increasingly contracting out this activity and making use of the possibility offered by Oce of tackling this on a global scale. In this market Oce operates alongside a number of strong competitors.

  Oce in 2001. For more and more businesses the integral control of document processes is becoming essential: the exchange of information and know-how calls for the organisation of the document flow to be coordinated with the business processes. This coordination, including the choice and deployment of resources, requires a specific expertise which can be provided by Oce Facility Services. As a result the working area of Oce Facility Services is gradually shifting away from operational services towards more integrated managed services. Oce is therefore developing new service concepts, in which an important place is occupied by the operational performance of services and their integration within the customer's business process. However, Facility Services also brings benefits for Oce in numerous other respects, including the close relationship with the customer.

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  Imaging Supplies

  Oce's position in the market for Imaging Supplies. Oce traditionally has an excellent reputation when it comes to the provision of supplies for both its own machines and systems and those of third parties. In a market that is experiencing very many changes Oce has maintained its position. Selling activities are principally channelled via the operating companies, where the close customer relationships form a solid basis for generating sales. Oce is able to offer its customers a range of more than 3,000 articles, varying from plain paper in A4-size and wide format rolls to highly specialised transparent sheets and other specialities in many formats. The very extensive and complete range of Display Graphics supplies, comprising canvas, vinyl, glossy films and backlit varieties, meets a growing need for short-run applications, such as posters and floor graphics. The breadth of the range and Oce's delivery reliability give the company a good position in this area.

  Market developments. The market for Imaging Supplies is highly fragmented. However, Oce undoubtedly holds a good position in the area of wide format paper and A4-size paper, a commodity which often provides an entry for the sale of other types of supplies.

  In Display Graphics the already important role that Oce also plays in the area of supplies is becoming increasingly stronger, substantially supported by recent acquisitions in France and the United States, as already described in the section on Wide Format Printing Systems. This segment, which is still relatively new for Oce, is growing by 25% to 35% a year. Oce's American subsidiary Arkwright has in recent years developed an extensive range of highly specialised products for Display Graphics.

  Oce in 2001 The year under review brought considerable growth in sales of wide format paper. Against this, however, the emphasis in plotter supplies shifted further towards in-line, coated and uncoated paper varieties. Sales of A4 media remained constant in Europe. The degree of coverage of Oce's own machines showed a considerable increase, thanks especially to a more targeted approach to the sale of supplies in the operating companies. Internet plays an important role here in that it provides efficient contact with customers and makes it simple for them to order supplies from Oce.

  At the same time as the launch of the Oce CPS700 colour printer, Oce introduced a complete package of print supplies for this machine. In 2001 Oce placed greater emphasis on the indirect sale of supplies, particularly for wide format applications. The Oce brand has been effectively used for this. The intention is that the number of distributors will be gradually expanded, the main aim being to ensure optimum provision of Oce supplies to the very big category of small and medium-sized customers.

  So as to offer the customer a clear one-stop solution, deliveries of photoconductors and toners were also transferred in 2001 from the Strategic Business Units DPS and PPS to the business group Imaging Supplies.

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                              [PHOTOS & GRAPHICS]
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                              [PHOTOS & GRAPHICS]
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Technology and Innovation

[PHOTO]

In the world of Oce there is no room for imitation

[PHOTO]
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Research & Development

The foundation of Oce's competitive strength is formed by the company's own technological development work. The distinguishing characteristics of practically all Oce products can be traced back to technologies that have been developed within the organisation itself. These technological innovations are the fruits of consistent R&D activity. Some 1,850 people work in R&D. Each year Oce's investment in R&D amounts to 6% of its revenues. Oce's R&D activities are established in eight locations. The R&D centre in Venlo focuses on the development of machines, strategic supplies (toners and photoconductors) and software. The R&D activities in Poing (Germany) concentrate on the development of fast, high volume printers and software. In Fiskeville, RI in the United States the R&D department of Arkwright is the centre for the development of speciality carrier materials. Creteil (France), Namur (Belgium), Konstanz (Germany), Cleveland and Boise (United States) and Tokyo (Japan) are the homes of Oce R&D centres for the development of specialised software.

Vision. Oce's R&D is aimed at providing users with optimum support in their activities. This is done by offering hardware and software which have been developed by Oce in-house and which possess unique properties. In all cases the following properties are key: reliability, productivity, ease of use and environmental friendliness and low cost of ownership. Oce's guiding principle is that the most complicated technical processes can be reduced to one simple action for the user. The green button (always a good image whatever the original) epitomises this approach. The same applies to the control of the colour printers, which guarantees that the colours of a print are always the same, everywhere.

Oce of course devotes much attention to making sure that its products dovetail perfectly with the customer's system environments and organisation. To do this, the company develops document management software. This approach resulted in Oce again being awarded a number of prizes for well thought-out product design during the year under review.

Developments. Oce has consistently maintained the technological lead it built up since the early 1990s in the area of wide format black-and-white printers. Today, its black-and-white printers and the related software are amongst the most advanced in the world. They work fast, are of high quality, come complete with an extensive range of software and function optimally in customer networks. During the year under review the entire line of printers was updated. Much attention was devoted in particular to the scanning function as a separate activity.

An important new development, albeit one that has featured in the R&D programme for many years, is wide format colour printing on the basis of inkjet technology.

Following the successful introduction of the Oce DPS 400 printer for office use, Oce is working on the modular extension of the support software for this product's scanning and printing functionalities. In 2002 Oce will be presenting a highly versatile high volume printer for the office market, a machine that is particularly suitable for use in smaller central repro departments.

The development of new printers featuring Oce's own unique colour technology is progressing at full speed. The Oce CPS700 is the first of a complete series of colour printers which is especially aimed at handling short-run colour print jobs. This means that the Oce CPS700 can also be deployed in printing industry environments.

In the area of high speed printers a number of projects are under way and these will result in a new generation of printers towards the end of 2002. These products, for continuous and cut-sheet paper feed, will again confirm our technological lead. They can be universally applied in various market segments, also in those in which Oce is as yet not strongly represented. Colour plays an important role. In addition to one or two spot colours, the applications will also offer customer-specific colours and high-quality multi-colour printing.

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Report of the Board of Executive Directors

One of the areas in which Oce's R&D activities have booked outstanding success is in the development of supplies, notably photoconductors, transfer material and toners. The newly developed organic photoconductor (OPC), featuring an improved and stable print quality, has also demonstrated in practice that it has a much longer useful lifetime than the previous generation of inorganic photoconductors. Besides this, a new and unique Oce drum technology will be developed for colour applications. Just like the majority of the black toners, the colour toners for the Oce CPS700 were also developed by Oce itself. The transfer materials that were developed in-house contribute to the quality that is typical of Oce: a constant print quality on a wide variety of carrier materials.

Software. In the complete systems that Oce offers to its customers, the application software is a major element that distinguishes the quality of the offerings. Using the machines as a productive basis, the software is able to steer the preparation, organisation, finishing and control of the complete document process in such a way that the customer's printing capacity is utilised to optimum effect. Oce can translate its many years of experience in the area of document management within organisations into interlinked series of applications. In response to the dynamics of the market the internal organisation of the software development activities was radically revised during the year under review. This reorganisation enables maximum use to be made of the know-how that is available within the Oce organisation. This has resulted in unrestricted interconnectivity of all software products and a shorter reaction time.

Cooperation. The R&D centres in Venlo and Poing work together closely in the area of printer technology. Considerable progress has been achieved on the joint development of organic photoconductor belts. The knowledge base of both centres is also being combined in the area of cutsheet technology for the development of new, high speed machines. This development links up well with the company's new organisation structure which will be implemented in 2002.

Manufacturing and logistics

Oce's own production of machines and strategic supplies is a major cornerstone of the company. Machines are assembled in the Netherlands and Germany, in close cooperation with a number of carefully selected suppliers. In many cases they supply not only components but also completely assembled modules. Final assembly takes place at Oce, after which the configuration is put together and delivered in accordance with the customer's order and specification.

In view of the great importance of Oce products to customers, a perfect logistics operation is crucial. Particularly in recent years Oce has implemented new, and more efficient logistics concepts. Those have led to substantial advances in the speed and reliability of delivery as well as to a reduction of the costs. The need for intermediate storage of machines and components has been steadily reduced. For supplies the number of locations where stocks are held is limited.

Manufacturing. Strategic supplies such as toners and photoconductors are manufactured almost entirely by Oce itself. In 2001 manufacturing operations were mainly focused on the launch of the Oce DPS400 and the Oce CPS700. In the photoconductor plant that was opened last year the production of the organic photoconductor for the Oce DPS400 is meanwhile fully operational.

During the year an amount of EURO 40 million was invested in the production of supplies for the Oce CPS700. The plant for the manufacture of the process drum, the image-forming drum for the colour printer, is currently under construction. A completely new toner production line will produce the seven colour toners for the Oce CPS700.

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Report of the Board of Executive Directors

The decline in machine sales was immediately reflected in the level of plant utilisation in assembly activities. This brought a sharp reduction in the number of employees, specifically temporary contract employees. Assembly work involves a combination of technical and organisational resources, such as the introduction of what is known as flow production. A number of drastic changes in the way of working in assembly have resulted in a shortening of the assembly time and a reduction of the stocks of work in hand. A particularly important feature is that, even when production has to be scaled up quickly, Oce is still able to achieve stable delivery reliability. Manufacture of the Oce CPS700 is taking place using an advanced, new process. All these changes were also accompanied by a change in culture, which was reflected in a strong sense of commitment and a low rate of absenteeism.

In the production facilities in the Czech Republic not only remanufactured machines but also complete modules are produced for Oce products. This relates, for example, to complex machine components such as sheet trays and finishers.

Re-use. Remanufacturing and recycling form an integral part of the production operations. Machines that are returned from the market are placed with customers again after modifications and upgrading, or they are disassembled so that the parts can be used for new machines. Most components have a technical lifetime that is longer than their economic lifetime.

The remanufacturing activities have meanwhile been centralised in the Czech Republic. A trading desk which was set up in 2001 ensures that the various countries can exchange surplus components and machines. The environmental aspect has traditionally played an important role for Oce; an effective use of raw materials and energy is important in that respect, as are cost and efficiency aspects.

Logistics. During the year under review the Direct Machines Delivery logistics approach was further implemented. As part of this concept the machines are delivered direct from the production locations to the customer. As a result it has been possible to reduce local stocks. One of the objectives, a reduction of the working capital tied up in stocks, was largely achieved during the year under review. Because of the new approach the reaction speed of the supply chain has also been increased, enabling Oce to respond quickly to changes in market demand.

In total, partly as a result of the new concepts, the number of Oce employees involved in logistics world-wide has been reduced by about 300. In Europe, the United States and the Far East the Oce companies are now supported with stocks of components and machines held regionally by the centres in Venlo en Poing.

                              [PHOTOS & GRAPHICS]

                              D u r a b i l i t y


                              [PHOTOS & GRAPHICS]

Sustainable business practices



Oce makes a firm choice for People, Planet and Profit and acts accordingly

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Report of the Board of Executive Directors


Oce's ambition within the framework of sustainable business practices is the desire to grow in a world in which the precondition is safeguarding a healthy environment for future generations. The basis for achieving this lies within the company itself and in the way it conducts its business. Oce wants to share its know-how, experience and possibilities with those sections in society which share the same vision of the future and actually want to implement that vision in practice.

Oce's activities, the company's success and the well-being of employees, the environment and society cannot be seen in isolation. A document on the ethical principles on which the functioning of the Oce organisation is based was already drawn up in 1994. This indicates which corporate objectives Oce seeks to achieve, how those objectives have to be attained and which standards Oce complies with in doing so.

This document is regularly updated and serves as a guide for the actions of Oce and its employees.

Personnel and organisation

Corporate Human Resources Policy. The Corporate Human Resources (HR) Policy of Oce is aimed at developing and acquiring those competencies that are needed to achieve the company's ambitions, also over the longer term.

For Oce, as an organisation that relies strongly on know-how, experience and skills, the employee is crucial in the conduct of the business. Specifically now, in a period when the consequences of the new strategic direction will lead to far-reaching organisational changes, the HR policy plays an essential role. Only a focused policy which is supported in all departments and locations will contribute to achieving the objectives of Oce's strategy.

Implementation of the Human Resources Policy. To achieve the foregoing the HR policy will for the greater part be developed and implemented by the line management itself. The latest insights in the areas of competencies management, self-assessment and training will be used.

The Company's strategic objectives are being translated into concrete targets for the teams that have to achieve those objectives. This is done on the basis of an analysis of the existing competencies and the future tasks. Then a plan is developed to bridge over the differences that have been identified and to complete this within an agreed time-frame. In this way the development of the employees is accurately attuned to strategic change processes.

Pilot. In the meantime a pilot project for this approach has been started. A Task Force headed by the SBU directors is putting the new approach into practice in the five biggest European countries. This group is translating the Solution Delivery Process, a marketing and sales concept that specifically supports consultancy selling and solutions selling, into concrete competencies requirements for sales and service teams. The roles that the teams have to fulfil will then be translated into the required team composition and competencies.

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
Distribution of employee by                2001                                2000
geographical areas                         number           as %               number             as %
Netherlands                                     4,059              18              3,962               18
Germany                                         3,299              15              3,417               15
France                                          1,388               6              1,491                7
United Kingdom                                  1,111               5              1,075                5
Rest of Europe                                  3,301              14              3,349               15
United States                                   8,234              37              7,810               35
Rest of the world                               1,080               5              1,149                5
                                           ----------       ---------          ---------          -------
Total                                          22,472             100             22,253              100

Distribution of employees by               2001                                2000
type of function                           number           as %               number             as %
Research & Development                          1,840               8              1,863                8
Manufacturing & Logistics                       2,887              13              3,258               15
Facility Services                               6,046              27              5,279               24
Sales                                           4,653              21              4,753               21
Service                                         4,914              22              5,059               23
Accounting and other                            2,132               9              2,041                9
                                           ----------       ---------          ---------          -------
Total                                          22,472             100             22,253              100

Recruitment, selection and guidance. The recruitment of talented new employees, the education and retraining of present employees and providing guidance to employees who move to a job outside Oce, has once again proved to be an essential activity. The recruitment and selection of new personnel, particularly ICT specialists, has not been easy. Nevertheless Oce has succeeded almost everywhere in the world in always attracting and retaining the required employees.

Development. In the year under review the number of employees amounted to more than 22,000. The number of employees grew as a result of expansion of the activities in the area of Facility Services and through the acquisition of several businesses.

In a number of places in the organisation, however, the number of employees has also been strongly reduced. This resulted in part from the Columbus project, a new approach and a new organisation for service and maintenance. In addition the number of employees decreased because of the reduction in the level of activity in the manufacturing plants during the year under review. The strategic restructuring of the Oce organisation in 2002 will be accompanied by a considerable reduction in the number of jobs. Throughout the entire Oce Group this process will require the optimum provision of guidance and support by the HR departments.

Education and training. In the area of education and training a new structure has been developed which uses three training centres (Venlo, Chicago and Singapore) to meet the regional training requirements. Because of the rapid change-over to digital technologies and processes and because of the increased importance of consultancy within the Oce range of products, the average level of knowledge required has increased substantially. In that respect Oce is becoming more and more a knowledge organisation. The training methods have also been brought into line with this.

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   Safety, environment and health (SEH)

   Oce's choice for sustainable development implies that it opts to conduct its business on the basis of a number of concrete principles as regards the protection of people and the environment. All groups involved in every place in the world receive the care that this approach calls for. In practice these are the company's own employees, the people who live in the vicinity of the (production) locations and the users, each in their own environment. Similarly, the availability - now and in the future -of raw materials and energy is a focus of such care. In terms of the protection of people and the environment Oce has a track record that can be described in many respects as remarkable and pioneering. For many years a substantial proportion of the research and innovation activities has been aimed at minimising the negative effect of manufacturing and of products on the environment and health. The company's history therefore features many milestone achievements in the areas of waste reduction, recovery and recycling of materials and supplies and a series of environmental and quality certificates.

   For a number of years Oce has pursued an active corporate policy in the area of safety, the environment and health. To improve the coordination of a number of more or less separate initiatives in this area, a structure was set up during the year under review for measuring and steering the progress that has been achieved. This structure provides for direct reporting to the Board of Executive Directors. The responsibility for submitting regular reports lies with the management of the operating companies. The central guideline for the policy is the fact that safety, health and the environment are very closely interlinked and must therefore be approached in this mutual context.

   The implementation of the SEH policy is taking place in eight basic areas which correspond to the interfaces between Oce and the world around it:

- Improving the commitment and the (environmental and safety) awareness of employees through training and information.

- Preventive measures to minimise the negative effect of Oce's activities on the world around it.

-  Ensuring the safety and health of customers and employees in all activities.

- Designing products and production processes on the basis of the total lifecycle approach.

-  Ongoing improvement of the SEH performances of products and processes.

-  Providing information about all relevant SEH aspects.

- Actively involving partners and suppliers in Oce., programmes of care for the world around it.

- Informing customers about the proper, safe and environmentally friendly use of Oce's products.

   By clearly setting out its environmental policy, Oce emphatically indicates that it wants its growth and development to take place in a sustainable manner.

   For those who are interested, the Environmental Annual Report of Oce-Technologies B.V. is available on request. That report treats a number of the above themes in greater detail.

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     Management aspects

     [GRAPHIC]

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    Risk profile

    Risk management. Oce is faced with the commercial and technological risks of a company which specialises in the development, manufacture, sale, distribution and servicing of advanced products and services on a world-wide scale. Oce concentrates on serving high-value professional markets, mainly with technological concepts which have been developed within the business and which allow the company to profile itself clearly.

    Market risks. Oce has to date demonstrated that it can cope with the specific market risks that the company faces, or can even turn them to its advantage. None the less a number of these risks will also continue to be present in future. By identifying these and responding pro-actively to them, the risks can be reduced to a minimum. Recent acquisitions and operational measures, and the restructuring operations, which will be completed in 2002, are examples of this.

- The shift in our markets from analogue to digital technology, from copying to printing. As regards this change-over Oce is continuously one of the pacemakers. The related change in market approach remains a challenge for the entire industry. Oce has made the strategic choice of aiming to grow in the provision of service and high-value customer solutions with the aid of software developments, Professional Services and Facility Services. That implies a radical change process in which Oce will see its field of work shift towards more complex activities with a higher income contribution. This requires a realignment of the skills within the entire organisation and of the structure of the organisation itself.

- At the same time a low volume growth for part of our traditional print volume leads to the need to keep a tighter control over costs and working capital. The price pressure, which is the consequence of the market trends, will no longer be automatically absorbed by higher volumes.

- As part of its growth objectives Oce has defined a number of growth segments, which means that the company will enter new sub-markets. Oce has high expectations of these and believes that they should in due course contribute to an increased profitability of the company. The strategic emphasis on growth in new markets, such as Software & Professional Services, Facility Services and Display Graphics, is a prerequisite for the development of profitability of Oce.

- The growing importance of software in our total product offerings creates its own dynamics. Lead times and lifecycles of software are very different from those of hardware.

- The increasing need to improve and change the technology that is being used, indicates the importance of a tightly focused time-to-market management. Together with the above-mentioned change-over from analogue to digital, this leads to a risk in terms of population management (i.e. the financed fleet of machines installed with customers) for companies like Oce, which retain part of the obsolescence risk by means of multi-year rental/lease contracts.

- Oce's broad technology base, the variety of markets on which the company operates and the links, mostly on a long-term basis, with highly diverse customer categories ensure a spread of the risks. The revenues from rentals, servicing, Facility Services and Software & Professional Services, as well as the sale of supplies, the highly diversified customer base and the wide geographical spread, help to create stability in the total revenue flow.

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Report of the Board of Executive Directors

Technological risks. Oce has in recent years deliberately and continuously invested in R&D. That has resulted in a range of self-developed core technologies and products and highly market-focused innovations in the area of applications, operating concepts, and environmental and safety features. Those core technologies also encompass a number of unique components and processes for new generations of printers and copiers for both black-and-white and colour applications. In the professional markets for PPS and WFPS Oce is one of the market leaders. Here the investments made in R&D in the past have led to a strong position. The current efforts in these areas are also such that Oce can safeguard, if not further strengthen, that position in future.

Since Oce is smaller than its competitors in the DPS market, Oce has always concentrated its R&D efforts on sub-segments of this market, especially on the high-production environments. This also applies to the future. Endeavours will be made to avoid the drawbacks faced by a relatively small company by responding to market trends, by making the right selection from them and - where meaningful - by entering into partnerships.

To guarantee the closest possible contact with the market, service and sales employees are involved in the product development of hardware and software at an early stage. As a result this has steadily reduced the learning curve further over the course of the years. In addition, recent changes in the way that product development is steered have strongly boosted the company's reaction speed and the flexibility of its response to new circumstances and customer needs.

Foreign exchange risks. Due to the nature of the high-value technology that Oce offers its customers, its revenues are largely made in countries within the Euro zone (38% in 2001), in the United States (in 2001: 41%) and also in the United Kingdom (7% in 2001). Revenues achieved in the rest of the world are relatively small for Oce (14% in 2001). It should be noted that the competing suppliers also operate on a global scale, but that they are principally based in the United States or Japan.

The prices charged to the customers in our markets are denominated in the customer's own currency.

The biggest possible proportion of the costs of what are - generally speaking - multi-year contracts between Oce and the customer are incurred in these local currencies.

Because the manufacture and development of new products mainly takes place in the Euro zone, with purchasing costs denominated partly in other currencies, a foreign exchange risk arises for the flows of goods from the Euro zone to the sales areas where the currency is the US dollar, the Pound sterling or the Japanese yen.

At Oce these net currency flows are the subject of an active foreign exchange management policy. This management policy is implemented in close consultation with the Board of Executive Directors.

In order to control the effects on the margin of short-term exchange rate fluctuations - usually defined within Oce as the foreign currency positions which fall due over the next 12 months - these positions can be hedged for up to 80% (principally the US dollar, Pound sterling and Japanese yen). It has already been the policy for several years always to hedge the 12-months position of the US dollar and the Pound sterling on a roll-over basis.

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Report of the Board of Executive Directors

Corporate Governance

Oce endorses the importance of corporate governance, in which accountability and transparency are the most significant elements. The forty recommendations on corporate governance, effective supervision and accountability published by the Peters Committee in the Netherlands were extensively discussed at the General Meeting of Shareholders. Oce acts, where reasonably possible, in accordance with these recommendations.

Within the framework of corporate governance it is important that a relationship of trust exists between the Executive Board and the Supervisory Board on the one hand and the shareholders on the other. The General Meeting of Shareholders serves in this respect as a forum for the exchange of ideas, the provision of information and management accountability.

Oce takes the view that, to ensure a substantial improvement in the quality of the General Meeting of Shareholders, a representative attendance of the providers of the company's capital is required. Oce is therefore following with interest the Dutch developments with regard to an efficient proxy solicitation system. The provisions in Oce's Articles of Association relating to proxy representation certainly make the use of such a system possible. Since 1984, when ADRs were introduced in the United States, Oce has gained experience on a modest scale with the system of proxy voting. A small proportion of the holders of ADRs cast their votes each year by means of proxy voting. Since the end of the 1980s American institutional investors which hold ordinary Oce shares have been making wide-scale use of proxies to take part in the decision-making at the General Meeting. This implies that the resolutions adopted at the Oce General Meeting are also supported to a large extent by American institutional investors. Dutch institutional investors are for the time being reticent about proxy voting. To improve this situation, various initiatives have been taken in recent years. In the Netherlands, for example, the Stichting Communicatiekanaal Aandeel-houders (Shareholders Communication Channel Foundation) is actively working to facilitate proxy voting. Oce has followed the activities of this Foundation with great interest, but has noted that the system still has teething troubles, is expensive and cannot as yet meet the wishes of foreign shareholders.

In December 1999 a statutory system was introduced which makes it possible to use a record date in order to prevent shareholders from not having their shares at their disposal during the period when those shares have to be placed in deposit. This system links up with the general practice in the United States and also meets the wishes of institutional investors in particular. To enable the use of a record date the authorisation of the General Meeting of Shareholders is required. Oce obtained this authorisation for a period of five years at the Shareholders' Meeting held on March 7, 2001.

Apart from the exchange of ideas at the General Meeting of Shareholders, there are of course other important forms of communication that Oce has long been using, such as the publication of the annual report, quarterly reports, issuing prospectuses and interim reports. In addition, Oce pursues an active Investor Relations policy, as described on page 99 of this report.

Venlo, January 29, 2002

The Board of Executive Directors

R.L. van Iperen, Chairman
J. van den Belt
J.F. Dix
G.B. Pelizzari

                    ------------------------------------------------------------
January 2002        Directors Central Services

                    Strategic Business Units

                    Wide Format Printing Systems            M.J.A. Frequin
                    Document Printing Systems               J.F. Dix
                    Production Printing Systems             J.F. Dix

                    Business Groups

                    Imaging Supplies                        A.P. Langendoen*
                    Facility Services                       M.C. Kingmans*

                    Corporate Staff

                    Secretariat of the Company,
                    Legal Affairs                           H.J. Huiberts
                    Corporate Personnel and Organisation    P.H.G.M. Creemers
                    Finance and Administration              C.F. Lindenhovius

                    Central Operating Company Venlo

                    Venlo Executive Committee               P.H.G.M. Creemers
                                                            N.J. Koole
                                                            W.H.M. Orbons
                    Manufacturing and Logistics             N.J. Koole
                    Research & Development                  W.H.M. Orbons
                    Personnel, Organisation and Services    P.H.G.M. Creemers

                    Central Operating Company Poing (Germany)

                    Chief Executive                         P. Feldweg
                    Research & Development                  P. Feldweg

                    * Assistant Director.

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January 2002        Principal companies and their chief executives*

                    Europe
Belgium             Oce-Belgium N.V./S.A.                        J. van Boerdonk               Brussels         (2)7294811
                    Oce-Interservices N.V./S.A.                  J. van Boerdonk               Brussels         (2)7294992
                    Oce Software Laboratories Namur S.A.         M. Muhe                       Namur            (81)559611
Denmark             Oce-Danmark a/s                              H. Risor                      Copenhagen       (43)297000
Germany             Oce Holding Deutschland G.m.b.H.             A.A.J. van Driel and          Mulheim/Ruhr     (208)48450
                                                                 P. Feldweg
                    Oce-Deutschland G.m.b.H.                     A.A.J. van Driel and          Mulheim/Ruhr     (208)48450
                                                                 S. Landesberger
                    Oce Printing Systems G.m.b.H.                P. Feldweg                    Poing            (8121)724031
                    Oce Document Technologies G.m.b.H.           M. Mertgen                    Konstanz         (75)31874010
Finland             Oce-Finland Oy                               J.P. Koskenmies               Helsinki         (9)6859110
France              Oce-France S.A.                              M. Gianfermi                  Noisy-le-Grand   (1)45925000
                    Oce Print Logic Technologies S.A.            R. Balmes                     Creteil          (1)48988000
                    Espace Graphic S.A.                          J.G. Higel                    Saint-Ouen       (1)49212345
Hungary             Oce-Hungaria Kft.                            G. Nemeth                     Budapest         (1)2361040
Ireland             Oce-Ireland Ltd.                             C. O'Boyle                    Dublin           (1)4039100
Italy               Oce-Italia S.p.A.                            G. Seno                       Milan            (02)927261
Netherlands         Oce-Technologies B.V.                        P.H.G.M. Creemers             Venlo            (77)3592222
                    Oce-Nederland B.V.                           J.J. Kwaak                    `s-Hertogenbosch (73)6815815
                    Arkwright Europe B.V.                        J.R. Marciano                 Venlo            (77)3209020
                    Oce Real Business Solutions B.V. (50%)       J.A.M. Hageman                Venlo            (77)3592222
Norway              Oce-Norge A.S.                               F.O. Nilsen                   Oslo             (2)2027000
Austria             Oce-Osterreich Ges.m.b.H.                    G. Schennet                   Vienna           (1)86336
Poland              Oce-Poland Limited, Sp. Z o.o                M. Kozlowski                  Warsaw           (2)28683079
Portugal            Oce-Lima Mayer S.A.                          F. Calvache                   Lisbon           (21)4125700
Spain               Oce-Espana S.A.                              I. Esteve                     Barcelona        (93)4844800
Czech Republic      Oce-Czech republic s.r.o.                    I. Konecny                    Prague           (2)44010111
United Kingdom      Oce (UK) Limited                             M.J. Cornish                  Loughton         (870)6005544
                    Practical Print Solutions Ltd.               S. Neal                       Reigate          (1737)237000
Sweden              Oce Svenska AB                               M. Kullerstrand               Stockholm        (8)7034000
Switzerland         Ock (Schweiz) A.G.                           J.Th.M. van der Mars          Glattbrugg       (1)8291111

                    North America

United States       Oce-USA Holding Inc.                         G.B. Pelizzari                Chicago, ILL     (773)4443762
                    Oce-USA Inc.                                 G.B. Pelizzari                Chicago, ILL     (773)7148500
                    Oce Printing Systems USA, Inc.               T. Long                       Boca Raton, FL   (561)9973100
                    Arkwright Inc.                               J.R. Marciano                 Fiskeville, RI   (401)8211000
                    Archer Management Services, Inc.             M.D. Weiner                   New York, NY     (212)5022100
                    Oce Groupware Technology, Inc.               R. Kozel                      Cleveland, OH    (216)6879970
                    Oce Display Graphics Systems, Inc.           R. Kumar                      San Jose, CA     (408)2324000
Canada              Oce-Canada Inc.                              S. Goodall                    Toronto          (416)2245600
Mexico              Oce-Mexico S.A. de C.V.                      J. Colin                      Mexico City      (52)5550898710

               * Where holdings are less than 95% of total equity, the percentage of capital held is stated. A list of affiliated companies is available for public inspection at the Commercial Registry, Venlo, in conformity with the provisions of Article 379, Book 2 of the Dutch Civil Code.

                       ---------------------------------------------------------
                       Principal companies and their chief executives

                    Asia / Pacific

Australia           Oce-Australia Ltd.                             P.W.M. Thomassen          Scoresby               (3)97303333
China               Oce Office Equipment (Beijing) Co., Ltd.       N.W. Kooij                Beijing                (10)65281200
                    Oce Office Equipment (Shanghai) Co., Ltd.      N.W. Kooij                Shanghai               (21)62729698
Hong Kong           Oce (Hong Kong China) Ltd.                     N.W. Kooij                Hong Kong              25776064
Japan               Oce-Japan Corporation (85%)                    K. Mukozaka               Tokyo                  (3)54026112
Malaysia            Oce Malaysia Sdn. Bhd.                         M. Sak                    Petaling Jaya          (603)79668000
Singapore           Oce (Singapore) Pte. Ltd.                      C. Wilson                 Singapore              (8)462381
Taiwan              Oce (Taiwan) Ltd.                              N.W. Kooij                Taipei                 (2)27469497
Thailand            Oce (Thailand) Ltd.                            M.A.M.E. van Mierlo       Bangkok                (2)2607133

                    Other countries

Brazil              Oce-Brasil Comercio e Industria Ltda.          S. Notermans              Sao Paulo              (11)30535300
South Africa        Oce Printing Systems                           M. Broude                 Johannesburg           (11)2586000
                    (South Africa) (Pty.) Ltd.

                    Direct Export

Netherlands         Oce Direct Export                              J.W. Verschaeren          Venlo                  (77)3592222

                    Lease companies

Australia           Oce-Australia Finance Pty. Ltd.                P.W.M. Thomassen          Scoresby               (3)97303333
Germany             Oce-Deutschland Leasing G.m.b.H.               A.A.J. van Driel          Mulheim/Ruhr           (208)48450
France              Oce-France Financement S.A.                    M. Gianfermi              Saint-Cloud            (1)45925055
Spain               Oce-Renting S.A.                               E. de Sus                 Barcelona              (93)4844800
United Kingdom      Oce (UK) Finance Ltd.                          N. Anderson               Loughton               (870)6005544
United States       Oce-Credit Corporation                         S. Schulein               Boca Raton, FL         (1)5619973100

                    Minority holdings

Cyprus              Heliozid Oce-Reprographic (Cyprus) Ltd.        25%
Germany             Interface A.G.                                 11%
Singapore           Datapost Pte. Ltd.                             30%

--------------------------------------------------------------------------------
List of terms and abbreviations

Analogue - In relation to copiers: producing a copy with the aid of a photo-lens; the opposite of digital (see below).

Asset management - Organisation and management of the assets within a company.

Asset recovery activities - The removal of machine parts and complete components from machines that have been returned from the market following their first life cycle and then making such parts and components suitable for re-use.

Best practices - Used within Oce to mean: the best results that have been achieved as the result of a specific strategy and that are suitable for more widespread application within the organisation.

CAD - Computer Aided Design: designing with the aid of the computer.

Captive Lease - companies Lease companies which are owned by or are linked via fixed contracts with a bigger company, often a financial institution. Circuit board Board (usually made of plastic) which carries conductive paths for the switching of electronic components.

Consumables - Used within Oce to mean: supplies and components that are disposed of after one-time use.

Cost of ownership - The ongoing fixed and variable costs relating to a product after it has passed into customer ownership.

Customer intimacy - Maintaining such a close and constant relationship with the customer that it is possible, without detailed consultation, to respond immediately to that customer's changing requirements and new needs. Cutsheet printing Printing operation in which separate sheets of paper are fed into the machine (as opposed to fanfold and roll feed).

Diazo - Abbreviation of the word diazonium, a chemical compound which is coated onto paper so that images can then be developed on the paper after exposure to light; a process also known as dyeline printing.

Digital - In relation to printers and copiers: producing a print or copy by means of laser or LED exposure, in a machine which can communicate via a computer network; used here as the opposite to analogue (see above).

Digitisation - The conversion of information into digital, computer-readable codes.

Direct mail businesses - Businesses which produce printed matter (e.g. advertising folders) in various print-runs and then mail these to selected Customers.

Display Graphics - Large format colour prints such as posters, banners and billboards.

Document management - All activities involved in the preparation, printing/copying and finishing of documents.

Document Printing Systems - Used by Oce to refer to the market for printing and copying in office environments.

Document Production Printing - Used within Oce to mean: the market for printing and copying in high volumes.

dpi resolution - Dots per inch resolution: number of dots per inch; indicates the degree of detail shown on a print.

EBITDA - Earnings Before Interest, Tax, Depreciation and Amortisation.

Electronic banking - The processing of banking transactions via the internet.

Electronic Data Processing - The large-scale computerised processing of data and information (EDP).

Electronic Production Printing - Production (printing) and processing of documents in high volumes.

Facility Services - Where the supplier of certain products handles the work involved in the use of those products; specifically in those cases where Oce performs printing and activities on a customer's premises at that customer's request. In the USA the term `outsourcing' is used to describe Facility Services.

Finisher - Hardware that handles finishing work for printers and copiers, such as binding, folding, stapling.

Floor graphics - Self-adhesive wide format Display Graphics material in colour that is applied to floors.

Flow production - Used within Oce to mean: production of machines on assembly lines.

Full colour - Image reproduced entirely in colour.

Human Resources - Policy developed for the recruitment and further training of personnel to fulfil posts within a business.

ICT - Information and communication technology.

Imaging Supplies - Materials which are used (mainly as information carriers) in printing, copying and plotting, e.g. paper, films, labels etc.

Ink technology - Specific type of printing technology in which fine droplets of ink are used to build up the printed image.

Input management - All activities involved in preparing for high volume printing.

Job printer - A business that specialises in making prints and copies for third parties.

Network Printing Solutions - Using printers and servers to provide solutions for the reproduction of documents in networks (chiefly in office environments).

OCR - Optical Character Recognition: technology that enables computers to recognise character images on paper and then process them digitally.

One-stop solution - Used within Oce to mean: The supplier provides the customer a complete range of hardware, software and services.

OPC - Organic Photoconductor: light-sensitive and durable photoconductor (drum) for transferring the image onto the carrier material.

Output management - All activities involved in the finishing of prints produced in high volumes.

Outsourcing - Contracting out the total package of copying, printing and finishing activities to the supplier (in this case Oce). In Europe these activities are known as Facility Services.

--------------------------------------------------------------------------------
List of terms and abrevaiations



Pay-out/pay-out ratio - The proportion of net income that is distributed in the form of dividend.

Plain paper - Ordinary (untreated) paper.

Plotter supplies - Materials that are used in the application of Computer Aided Design technology.

PPM - Prints per minute: used to denote the speed of a machine's output.

Printing - The (repeated) production by a printer of a document using data stored in a digital memory.

Print procurement - The performance of print assignments on behalf of third parties, both on electronic printers and on conventional printing presses.

Printing & Publishing - Printing and handling the finishing work involved in complete publications in relatively small print-runs, with the aid of electronic equipment.

Print resolution - Indicates the quality of a print. Resolution is expressed in dots per inch (dpi).

Process drum - Cylinder on which the image is temporarily formed before it is transferred to the copying material.

Production Printing Systems - Used by Oce to refer to the market for high speed printing systems.

Proxy solicitation - The granting of proxy to the company by the shareholder, enabling the company to make applications on behalf of that shareholder.

Proxy voting - The granting of proxy by the shareholder to the company, enabling the company to vote on behalf of that shareholder.

Remanufacturing - Replacing certain machine components and making the required adjustments to settings so that the machine will operate as new when placed in the market again.

Retrieval - Finding and accessing information that has been stored in a database.

SBU - Strategic Business Unit: the Oce business structure for each application area.

Scanning functionality - The digital reading of an image, followed by its storage in digital form in a memory device.

Self-assessment - Critical evaluation by the employee of his/her own performances.

Server - System that organises and controls the `traffic' between computers and the printer(s) connected to them.

Stand-alone - A printer or copier which is not coupled up to a network.

State-of-the-art document management - Document management based on the very latest ideas and developments.

Swap - Interest rate hedging instrument used to change the type of interest rate (fixed or variable) attached to a loan. Also used as a verb: to swap.

Tabloid format - Small format newspaper (about 30 cm by 40 cm) usually characterised by its concise style and frequent use of photographs.

Technical Document Systems - Used within Oce to mean: the printing and copying of wide format drawings in technical environments, such as design engineering offices, factories and architectural firms.

Telecom provider - A company which provides the computer user with possibilities for communicating with others electronically (via networks).

Time-to-market - Bringing a product to market at the right moment, at exactly the time when the market needs it.

Trading desk - Used within Oce to mean: central point which decides on a new destination for surplus components and machines.

Upgrading - Overhauling the machine so that it incorporates the latest developments.

US GAAP - American accounting principles (United States Generally Accepted Accounting Principles).

Volume segment - Internationally accepted industrial standard for classifying the printing and copying markets into segments based on the number of prints or copies produced per machine per month.

Wide Format Printing Systems - Used by Oce to refer to the market for machines and supplies for printing, copying and plotting of large format documents.

Workflow - The number of current projects and the related activities within an organisation.

103